1001 Fourth Avenue, Suite 4500 | Seattle, Washington 98154-1192
206.624.3600 Telephone | 206.389.1708 Facsimile
www.riddellwilliams.com
May 30, 2008
VIA EDGAR
Ms. Linda van Doorn
Senior Assistant Chief Acountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:   Red Lion Hotels Corporation
Dear Ms. van Doorn:
We are providing on behalf of our client, Red Lion Hotels Corporation (the “Company” or “RLH”), the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 15, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007, its Form 10-Q for the quarter ended March 31, 2008, and its definitive proxy statement on Schedule 14A filed April 22, 2008.
The Company has supplied the supplemental information set forth in this letter for use herein, and has reviewed and approved all of the responses set forth herein to the Staff’s comments. For convenience, each of the Staff’s consecutively numbered comments is set forth in bold face, followed by the Company’s response.
Form 10-K for the year ended December 31, 2007
Note 2 — Summary of Significant Accounting Policies, page 56
1.	In future filings, please disclose how you account for your guest loyalty program and for the administration of the program for the hotels you manage or franchise or tell us why you believe this is not a significant

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

accounting policy. Please provide us with an example of your disclosures that you will provide in future filings.
Response:
RLH currently operates its guest loyalty program under the trademark Red Lion R&R Club®. It previously operated programs under different trademarks, including GuestAwards® and WestAwards®. These predecessor programs were substantially identical in design and accounting treatment to the current program. Collectively, all of RLH’s frequency, points and other customer benefit programs are referred to as the “guest loyalty and frequency program” for purposes of this response.
For the years ended December 31, 2007, 2006, and 2005, RLH’s owned and leased hotels had costs related to the guest loyalty and frequency program of $0.7 million, $0.7 million and $0.6 million, respectively. These were included as a component of the line item “Operating expenses: Hotels” on the consolidated statements of operations. The aggregate liability recorded for outstanding guest loyalty and frequency program points for owned and leased hotels as of December 31, 2007 and 2006 was $0.3 million and $0.2 million, respectively. These amounts were included as a component of the line item “Other Accrued Expenses” on the consolidated balance sheets. RLH believes these balances to be immaterial in comparison to its total assets, total stockholders’ equity, total revenues, and net income. Franchisees account for the costs of their participation in the program separately from RLH and those entities are not a part of the RLH consolidation.
In view of the relative size of the program and its limited impact on RLH’s consolidated financial statements, RLH does not believe the accounting treatment of the program to be a significant accounting policy or material for disclosure in its filings.
2.	Please tell us how you evaluated the Central Program Fund under FIN 46(R) leading to your conclusion that the entity should not be consolidated by the company.
Response:
Historically, the Company evaluated the Central Program Fund (“CPF”) pursuant to FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities”, as amended (“FIN 46(R)”), and concluded that the CPF does not possess any of the characteristics of a variable interest entity, nor should it be consolidated within the Company’s financial statements.
Since 2002, RLH has operated and administered several programs for the benefit of the RLH owned, leased, and franchised hotels under the CPF as contemplated by the “agency sales” provisions of Statement of Financial Accounting Standards No. 45

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

“Accounting for Franchise Fee Revenue”. The CPF is organized in accordance with RLH’s various franchise agreements as disclosed in the RLH Uniform Franchise Offering Circular. No legal entity or joint venture exists for the CPF. As such, no legal “equity” or other form of ownership exists.
The CPF is contractually responsible for certain advertising services, guest loyalty program administration, reservation services, national sales promotions, and brand and revenue management services intended to increase sales and enhance the reputation of the Red Lion brand as a whole. The CPF is funded by participation fees totaling up to 4.5% of rooms revenue from owned, leased and franchised hotels. The net assets and transactions of the CPF are not included in the consolidated financial statements of RLH. However the participation fees paid by RLH to the CPF are reflected as an expense in the Company’s consolidated statements of operations and any amounts due to or from the CPF are included in the Company’s consolidated balance sheets.
In the Company’s analysis of paragraph 5 of FIN 46(R), the following points were noted:
•	The CPF is funded by participation fees from both the Company and the franchisees, and the operating cash flows are sufficient to fund its activities in the foreseeable future without additional “subordinated” financial support from RLH, the franchisees or another party. The CPF is contractually designed to operate at no profit. As a strategic initiative, the Company has elected to fund CPF cooperative marketing and advertising activities in advance of collecting participation fees in order to build brand awareness and establish a substantial presence in the market place. The resulting liability from CPF to RLH over the past three years has represented between 8% and 16% of annual cash inflows for the CPF. That advance of funding by RLH is a liability in the ordinary course of business for the CPF that is to be repaid by ongoing participation fees.

•	Through various contractual arrangements, the contributors to the CPF have the indirect ability to make significant decisions about the CPF’s activities. They also have the obligation to absorb (i.e. fund) expected losses of the CPF, if any, and the right to receive expected residual returns of the CPF if any should ever exist.

•	The rights of the contributors to the CPF are proportionate to their obligations to absorb expected losses and their rights to receive expected residual returns, if any. The CPF’s activities neither involve nor are conducted on behalf of a participant having disproportionately few voting rights.

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

Note 4 — Real Estate Management Business, page 65
3.	Please clarify to us what consideration you gave to accounting for the transfer of this business to an existing and former company executive in return for your common stock as a capital contribution rather than as a sale with gain recognition. Your response should address how the value of the business was objectively determined, the percentage ownership of the company and of RLHLP held by the current and former executive as well as other relevant factors. In addition please reference the accounting literature you considered in reaching your conclusions.
Response:
In April 2006, RLH transferred ownership of its real estate management business to two individuals as follows:
Individual 1	Then Vice President, Real Estate Management Division Head, believed to then own less than 0.5% of the then outstanding common stock of RLH.

Individual 2	Former Vice President, former Real Estate Management Division Head, believed to then own between 1% and 2% of the then outstanding common stock of RLH, also a brother of the Chairman of the RLH Board of Directors and brother of another member of RLH Board of Directors. At the time of the transaction, this individual owned a minority interest of 0.25% in RLH’s subsidiary, Red Lion Hotels Limited Partnership, with an estimated market value of $391,000. This individual separated from employment with RLH in 2002.
To implement the transaction, G&B Real Estate Services, LLC was created by the two individuals and at the date of transfer was the recipient of the RLH real estate management business. Collectively, the two individuals and G&B Real Estate Services, LLC are referred to as “buyer” and “transferee” for purposes of this response.
In exchange for the ownership of the real estate management business, the Company received from the buyer 94,311 shares of RLH common stock having a total fair market value of $1.1 million based upon traded market price. The net book value of assets transferred was approximately $0.1 million, resulting in a calculated gain of approximately $1.0 million.
RLH considered the following points in evaluating whether to recognize gain on this transaction or to treat it as a capital contribution:
•	RLH does not directly or indirectly own greater than 50% of, or otherwise control, the buyer. RLH holds no interest in the new company and has no significant

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

continuing involvement with buyer. Immediately after the transaction, three properties owned by RLH were managed by the buyer; those properties were not individually or in the aggregate substantial to RLH.

•	The buyer does not directly or indirectly own greater than 50% of, or otherwise control, RLH. Subsequent to the transaction, the buyer held no significant interest in RLH nor did it exercise significant influence over the board, the management or the primary activities of RLH.

•	The buyer has economic substance apart from RLH. The buyer is a stand-alone business not dependant on RLH and the individuals are otherwise financially independent of RLH. No loans, equity investment, guarantees or other support has been provided to the buyer.

•	RLH has no substantial continuing performance obligations related to the real estate management business. As noted above, three management contracts existed between RLH and buyer after the transaction; these were not individually or in the aggregate significant to RLH.

•	Objective evidence exists that the transfer price did not exceed the fair value of the business transferred. RLH priced the business based upon a multiple of EBITDA model, taking into account certain estimates of future expected cash flows. While Individual 2 approached the Company about the opportunity, other interested parties were approached by RLH but either declined to make an offer or their initial price expectations did not exceed the low end of RLH’s initial price expectations. The initial purchase price was expected to be between five to six times (5X — 6X) expected stabilized near-term EBITDA. The Company negotiated to a multiple of 5.5X, which was anecdotally confirmed to be a reasonable price for a small real estate management business with few long-term non-cancelable contracts and a generally declining market share in its territory. RLH also benchmarked the price against revenues, the final price resulting in a little over two times (2.3X) annual estimated 2006 stabilized revenues. Given the relatively small nature of the transaction, RLH did not deem it economically feasible to have an independent third party value the target business but instead relied on internal financial analysis and experience to determine the acceptable offer price. At the meetings of the board of directors of RLH where the transaction was considered, the two directors related to Individual 2 recused themselves from the discussions and abstained from voting on the deal.

•	At the closing, the buyer paid in full adequate and substantial consideration for the transfer in the form of shares of RLH common stock valued on the open market (NYSE traded). The shares were subsequently retired by the Company.

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

Based upon this assessment, RLH believes it was appropriate to recognize the gain on the transaction.
Exhibits 31.1 and 31.2
4.	Please amend your Form 10-K for the year ended December 31, 2007 and your Form 10-Q for the quarter ended March 31, 2008 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-X. Specifically, please exclude the title of the certifying individual from the opening sentence, refer to the correct Exchange Act rule references and include the language “and internal control over financial reporting” in the introductory language in paragraph 4, and include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). In addition, please confirm for us that these changes will be incorporated into all future filings.
Response:
The Company is today filing amendments to its Form 10-K and Form 10-Q that include revised certifications that conform to the exact wording of Item 601(b)(3) of Regulation S-K. The Company confirms that these same changes will be incorporated in certifications it files with its future periodic reports.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 13
5.	Please advise us how you identified your named executive officers. It appears that disclosure for an additional officer may be required. We refer you to Item 402(a)(3) of Regulation S-K and note that compensation is required for all individuals who served as your principal executive officer and principal financial officer during your last fiscal year, plus three additional individuals provided that their individual total compensation exceeded $100,000. We further note your inclusion of Messrs. Anthony F. Dombrowik and Jack G. Lucas on your management table on page 23 of your Form 10-K. Please advise us as to why compensation information for a third named executive officer who served neither as your principal executive officer or principal financial officer for 2007 was not included or revise your disclosure to include this information.

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

Response:
For 2007, the Company treated the following individuals as its executive officers:

Arthur M. Coffey	President and Chief Executive Officer

Anupam Narayan	Executive Vice President, Chief Investment Officer and Chief Financial Officer

John M. Taffin	Executive Vice President, Hotel Operations

Thomas L. McKeirnan	Senior Vice President, General Counsel
The Company believes that, during 2007, none of its other officers met the definition of “executive officer” in Exchange Act Rule 3b-7. This belief was based on the definition itself, consideration of the Company’s reporting hierarchy among officers (i.e., Messrs. Narayan, Taffin and McKeirnan were the only direct reports of Mr. Coffey during 2007), and a determination made by the Company’s board of directors on May 17, 2007 that the above four individuals were the only executive officers of the Company.
The clause introducing the management table on page 23 of the Form 10-K states that the individuals in the table include key employees as well as executive officers and directors. For 2007, Messrs. Dombrowik and Lucas were both considered key employees of the Company. Mr. Dombrowik served in 2007 as the Company’s controller, with the title of Senior Vice President. Like many public companies, the Company does not consider its controller to be an executive officer. Mr. Lucas served as a Vice President of the Company and as President of TicketsWest.com, Inc., a wholly owned subsidiary of the Company. TicketsWest is part of the Company’s entertainment segment, which accounted for approximately 7.9% and 6.3% of the Company’s revenues in 2007 and 2006, respectively. As a result, TicketsWest is not a significant subsidiary of the Company, nor did Mr. Lucas perform a policy-making function for the Company as a whole.
Please note that, following Mr. Coffey’s retirement earlier this year, Mr. Narayan was immediately appointed Chief Executive Officer and President, retaining temporarily the additional function of Chief Financial Officer. Mr. Dombrowik was later promoted to Senior Vice President, Chief Financial Officer, and the Company hired George H. Schweitzer as Senior Vice President, Hotel Operations. On May 22, 2008, the Company’s board of directors determined that these three individuals, together with Messrs. Taffin and McKeirnan, were the only executive officers of the Company. As a result, the Company anticipates treating them as its named executive officers for purposes of its next annual report and proxy statement.
6.	You state on page 14 that you considered base salary levels at peer hospitality companies to establish your executive officers’ 2007 base salaries. In future filings, please clarify the peer group in making your compensation decisions. Since you appear to benchmark compensation,

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
In its future filings, the Company will identify the companies that comprise any benchmark group used to assist it in establishing base salaries.
7.	You state on page 15 that your company and individual performance goals are set for each executive officer to determine grants of cash awards and awards under the Variable Pay Plan. In future filings, please revise your disclosure to provide and quantify all the performance metrics, including the targets for earnings per share, EBITDA and FFO to prior year-end equity, as well as the individual performance objectives mentioned. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. In addition, please explain how you calculate EBITDA and FFO. We refer you to Instruction 5 to Item 402(b) of Regulation S-K.
Response:
In future filings, the Company will disclose and quantify any financial performance metrics used for its Variable Pay Plan, and it will also disclose and discuss any individual performance objectives used for purposes of the plan.
* * * * * * *
In responding to the Staff’s comments, the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Linda van Doorn
Securities and Exchange Commission
May 30, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filings.
Very truly yours,
/s/ Frank C. Woodruff
Frank C. Woodruff
of
RIDDELL WILLIAMS p.s.
FCW/
Our File: 34402.00043